Unicorp, Inc.
5075 Westheimer Road, Suite 975
Houston, Texas 77056
(713) 402-6700

March 11, 2008

VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          Unicorp, Inc. (the “Company”)
Registration Statement on Form SB-2
Initially Filed June 18, 2007
                File No. 333-143846

Ladies and Gentlemen:

In accordance with Rule 477(b) under the Securities Act of 1933 (the “Securities Act”), Unicorp, Inc. (the “Registrant”) hereby respectfully applies to withdraw its registration statement on Form SB-2 (File No. 333-143846), previously filed with the Securities and Exchange Commission (the “Commission”) on June 18, 2007, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), with such withdrawal to be effective as of the date hereof, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by Rule 477(a).

The Registration Statement was originally filed by the Registrant pursuant to a contractual obligation of the Registrant to register the resale under the Securities Act of shares of the Registrant’s common stock (collectively, the “Shares”) to be received upon the conversion of certain outstanding warrants and convertible debentures held by the selling stockholder named in the Registration Statement.  None of these warrants or convertible debentures were exercised or converted.  The Registration Statement was declared effective by the Commission on October 12, 2007.

The Registrant requests withdrawal of the Registration Statement because it amended the terms of the private placement and will be filing a new registration statement.  The Registrant respectfully requests that the Commission grant this request to withdraw the Registration Statement and issue an order to be included in the file for the Registration Statement to the effect that the Registration Statement has been withdrawn upon request of the Registrant, with the Commission consenting thereto.  Pursuant to Rule 477(b), however, this application will be deemed granted as of the date that this application is filed with the Commission, unless the Commission notifies the Registrant, within 15 calendar days after filing, that the application for withdrawal will not be granted.

Please contact Marc J. Ross, Esq. of Sichenzia Ross Friedman Ference LLP, outside securities counsel to the Registrant, at (212) 930-9700 if you have any questions with respect to this application.

Thank you for your assistance in this matter.

UNICORP, INC.

By: /s/ KEVAN CASEY
                                          Kevan Casey
                                         Chief Executive Officer